Exhibit 99.4

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (Eastern Time) on September 1, 2026 for action to be taken.

2026 VOTING INSTRUCTIONS

AMERICAN DEPOSITARY SHARES

NovaBridge Biosciences (the “Company”)

CUSIP No.:	44975P103.
ADS Record Date:	July 27, 2026 (New York time).
Meeting Specifics:

Annual General Meeting to be held at 10:00 a.m. (Shanghai time) on September 8, 2026 at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China (the “Meeting”).

Meeting Agenda:

Please refer to the Company’s Notice of Meeting enclosed herewith. The Company's Notice of Meeting and other relevant documents are posted on the investor section of the Company's website https://www.novabridge.com.

Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of January 22, 2020.
Deposited Securities:	Ordinary shares, nominal value US$0.0001 per share, of the Company (the "Shares").
Custodian:	Citibank, N.A. - Hong Kong.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (“ADSs”) and identified above, acknowledge receipt of a copy of the Depositary’s Notice of General Meeting and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. All capitalized terms not defined herein shall have the meaning given to such term in the Deposit Agreement. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://www.novabridge.com. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (a) in the event voting takes place at a shareholders’ meeting by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions timely received from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If voting is by poll and the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purposes, such Holder shall be deemed, and the Depositary shall (unless otherwise specified in the Notice of Meeting) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (a) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided timely voting instructions, and (b) as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the Notice of Meeting) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Agenda

Ordinary resolution

1.
THAT Ms. Xin Liu be removed from her position as a director of the Company with immediate effect upon passing of this resolution, and each director of the Company be and is hereby authorized to take any and every action that might be necessary in relation to the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

The Depositary has been informed that the Company's Board of Directors recommend a "For" vote for the foregoing resolution.

A	Issues

NovaBridge Biosciences

Ordinary resolution

	For	Against	Abstain

Resolution 1	☐	☐	☐

B

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)